Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Announces Inclusion in the Russell 3000 Index

Littleton, Colorado (Marketwire – June 28, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce that it has been included in the Russell 3000 Index following Russell Investments’ reconstitution of its comprehensive set of U.S. and global equity indexes.  The Company’s addition to the Russell 3000 Index was made final following the market close on Friday, June 24 and posted on http://www.russell.com/indexes/tools-resources/reconstitution.asp on Monday, June 27.

"We believe Ur-Energy’s inclusion in the Russell indexes will generate a greater awareness of our stock among a wider range of institutional investors and allow us to broaden our shareholder base,” said Jeff Klenda, Chairman of the Board of Ur-Energy.

The Russell 3000 Index measures the performance of the largest 3,000 U.S. companies. Russell determines membership for its equity indexes primarily by objective, market-capitalization rankings and style attributes. Membership in the Russell 3000, which remains in place for one year, means automatic inclusion for Ur-Energy in the small-cap Russell 2000 Index as well as the appropriate growth and style indexes. Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for both passive and active investment strategies.

About Russell
Russell Investments provides strategic advice, world-class implementation, state-of-the-art performance benchmarks and a range of institutional-quality investment products. Russell has about $161 billion in assets under management as of March 31, 2011, and serves individual, institutional and advisor clients in more than 35 countries. Founded in 1936, Russell is a subsidiary of The Northwestern Mutual Life Insurance Company.  More information about Russell Indexes, including total returns, is available at http://www.russell.com/Indexes/data/default.asp.

About Ur-Energy
Ur-Energy is a junior uranium company engaged in the identification, acquisition, exploration and development of uranium properties in both the United States and Canada.   The company is currently completing mine planning and permitting activities to bring its Lost Creek Wyoming in situ uranium deposit and planned processing facility into production. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588 rich.boberg@ur-energyusa.com	Wayne Heili, President and COO 307-265-2373 866-981-4588 wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the effects of the Russell Index inclusion, if any, on the trading or share price of the Company’s common shares) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.